NOVUS ROBOTICS INC.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7
telephone (905) 672-7669

December 17, 2012

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:	Russell Mancuso, Branch Chief David Burton Jay Webb Joseph McCann

Re:	Novus Robotics Inc. Amendment No. 3 to Form 8-K Filed October 11, 2012 Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2012 Filed October 24, 2012 File No. 000-53006

To Whom It May Concern:

On behalf of Novus Robotics, Inc., a Nevada corporation (the “Company”), we submit the following responses which respond to the numerical comments contained in the Securities and Exchange Commission letter dated November 1, 2012 (the “SEC Letter”) regarding the Current Report on form 8-K and the Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2012 (the “Quarterly Report”).

Share Exchange Agreement, page 2

1.           In accordance with the staff's comment, please be advised that Section 3.11(ii) of the Share Exchange Agreement lists the convertible promissory notes as follows: (a) convertible promissory note dated April 15, 2008 in the principal amount of $30,000 issued to Donna Boyle, (b) convertible promissory note dated December 15, 2006 in the principal amount of $50,000 issued to Raymond Russell, and (c) convertible promissory note dated December 15, 2006 in the principal amount of $50,000 issued to Stephen Treanor (collectively, the Convertible Promissory Notes”).

Securities and Exchange Commission
Page Two
December 17, 2012

Please be further advised that the Convertible Promissory Notes listed in the Current Report on Form 8-K is accurate based upon the copies of the Convertible Promissory Notes received. The discrepancy between amounts results from non-receipt by management of the Company of copies of the Convertible Promissory Notes at closing of the Share Exchange Agreement.

Please be advised that although the filing of the Current Report on October 11, 2012 indicated all three Convertible Promissory Notes to be filed as exhibits, only the Convertible Promissory Note regarding Donna Boyle was filed as Exhibit 10.8.  Therefore, the two other Convertible Promissory Notes for Stephen Treanor and Raymond Russell are filed with this current amendment.

Please be advised that the aggregate amount due and owing pursuant to the respective Settlement Agreements was $185,600.00. Please be further advised that in accordance with the terms and provisions of the Settlement Agreements, a portion of the debt due and owing in the amount of $113,600 under the Convertible Promissory Notes was settled. The remaining portion of $72,000 is due and owing and accrues interest at the rate of 8%. The Company is in default of the remaining portion due and owing under the Convertible Promissory Notes. The parties to each Settlement Agreement have the opportunity to convert the aggregate amount due and owing as agreed upon into shares of common stock of the Company.  The Current Report has been further revised to reflect the above.

Lastly, please be advised that management of the Company does not consider the failure to assign the Convertible Promissory Notes material because it is currently in the process of receiving executed assignments from the respective creditors. The Share Exchange Agreement does not provide any remedies for such a breach.

Description of Business Operations, page 4

2.           In accordance with the staff's comments, please be advised that additional disclosure has been provided stating that the Company has not generated any revenue from the medical robotics, personal robotic devices and water treatment industry. This disclosure was also added in the "Management's Discussion and Analysis of Operations" section.

3.           In accordance with the staff's comments, please be advised that the requested disclosure has been added to the Current Report.

Securities and Exchange Commission
Page Three
December 17, 2012

Products, page 5

4.           In accordance with the staff's comments, please be advised that if further disclosure has been added regarding the Corporation's value propositions and its competitive pricing. The objective support basis is the evidence of the demand and awards of projects to the Corporation by its customers.

5.           In accordance with the staff's comments, please be advised that additional disclosure has been provided regarding the difference between machinery products and the tooling business as it relates to a higher profit margin.

Marketing, page 6

6.           In accordance with the staff's comments, please be advised that revisions have been made, including those to the certain dollar figures and the agreement with JCI has been filed as an exhibit. Furthermore, D & R Tooling is a wholly-owned subsidiary of the Company and the list of exhibits has been provided.

Management's Discussion and Analysis, page 15

7.           The introductory section to the disclosure in the Management's Discussion and Analysis section has been removed since the Company is not considered an "emerging growth company".

Results of Operation, page 15

8.           Please be advised that upon confirmation with our accountant, the disclosure regarding the $99,000 increase related to prototype parts should not have been deleted and has been added.

9.           In accordance with the staff's comments, please be advised that further clarification regarding plant usage has been provided.

10.         Please be advised that as of current date, management has determined that the Company will be unable to achieve the growth rate and level of business necessary to meet the projections in the November 7, 2011 press release. Management of the Company intends to draft and disseminate a press release this week regarding current anticipated growth rate.

Securities and Exchange Commission
Page  Four
December 17, 2012

Beneficial Ownership Chart, page 20

11.           In accordance with the staff's comments, please be advised that the beneficial ownership chart has been revised.

12.           In accordance with the staff's comments, please be advised that additional disclosure has been provided regarding the spin-off of D&R Technology from D Mecatronics Inc. and the subsequent issuance of shares of common stock by D&R Technology to the shareholders of D Mecatronics in accordance with their proportionate equity interest.

13.            The officers and directors relied upon Rule 16b-7 with regards to an exemption from the requirement of filing a Form 3 based upon the fact that the Share Exchange Agreement did not significantly alter in an economic sense the investment the officers and directors held in D Mecatronics before the transaction was consummated.

Executive Officers and Directors, page 21

14.           In accordance with the staff's comments, please be advised that the Current Report has been revised to include executive officer positions held in D&R Technology.

15.           Please be advised that since May 2004, Dieco Technology Inc. ceased business operations May 2004 and is no longer in existence.

Certain Relationships and Related Transactions, page 25

16.           In accordance with the staff's comments, please be advised that the "shareholder loan" from Mr. Berardino Paolucci has been disclosed. Moreover, additional disclosure has been provided regarding current executive compensation, which the Corporation intended to disclose in its annual report on Form 10-K for fiscal year ended December 31, 2012.

17.           In accordance with the staff's comments, the phrase "be rescinded" has been removed regarding the shareholder loan. The amount due and owing for such shareholder loan has also been provided as of September 30, 2012.

Securities and Exchange Commission
Page  Five
December 17, 2012

Capital Stock Issued and Outstanding, page 26

18.           Please be advised that the Corporation is waiting receipt of executed assignments from the respective creditors pertaining to the convertible notes regarding the remaining balance due and owing thereunder and executed assignments from the respective party to the Settlement Agreements regarding their rights. Management is not of the position that the Company has not complied with the terms of the settlement agreements. If the respective party to the settlement agreement should desire to convert, management is of the position that a conversion notice must be tendered to the Company. However, all such assignments will be made to Beradino Paolucci as the assignee.

19.           In accordance with the staff's comments, please be advised that additional disclosure regarding Article Seventh of the Articles of Incorporation has been provided. Please be further advised that upon review by counsel and the Board of Directors regarding paragraph 5 of Article Seventh, the Board of Directors is not of the position that it alone can authorize or approve the sale, lease or other disposition of any part or parts of the properties of the Corporation if such portion constituted a substantial portion of the assets. Section 78.565 of the Nevada Revised Statutes, "every corporation may sell, lease or exchange all of its property and assets, including its goodwill and its corporate franchises, upon such terms and conditions as its board of directors may approve, when and as authorized by the affirmative vote of stockholders holding stock in the corporation entitling them to exercise at least a majority of the voting power".  This has been further disclosed in the Current Report.

Market Price and Dividends, page 30

20.           In accordance with the staff's comments, the disclosure in the Current Report regarding the prior shell status of the Company has been revised so that it is consistent with all disclosure.

Exhibits 99.1

21.           Please be advised that although the terms of the Stock Purchase Agreement and the subsequent Rescission Agreement required the payment of $262,000.00 by the Company to those certain shareholders of Ecoland International Inc. (the "Controlling Shareholders"), the Controlling Shareholders agreed to forego the required payment by the Company and no payment will be made.  Please be further advised that there is no written agreement memoralizing this waiver of payment.

Securities and Exchange Commission
Page Six
December 17, 2012

22.           Please be advised that the executed signature pages to the Rescission Agreement and the Share Exchange Agreement have been filed as exhibits to this Current Report.

D&R Technologies Inc. Financial Statements

Note 6.  Income Taxes, page F-10

23.           In accordance with the staff's comments, please be advised that Note 6 to the financial statements for D&R Technology has been amended to include the referenced income tax disclosures.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2012

24.           Please be advised that the 10-Q for quarter ended June 30, 2012 and quarter ended September 30, 2012 are under review by our accountant regarding the section "Management's Discussion and Analysis of Financial Condition and Results of Operations", which we will be filing amendments thereto within the next approximately ten business days.

On behalf of the Company, we submit the following acknowledgements:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

Sincerely,

Novus Robotics Inc.

By:	/s/ Dino Paolucci
President//Chief Executive Officer